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Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma 73102-8260
Danny J. Heatly
Vice President — Accounting
(405) 552-4702
May 30, 2006
Securities and Exchange Commission
Division of Corporation Finance — Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Gary Newberry

Re:	Devon Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2005
Filed March 3, 2006
File No. 1-32318
Dear Mr. Newberry:
We are in receipt of your letter dated May 12, 2006, containing comments of your review of the above-referenced Form 10-K for the Fiscal Year ended December 31, 2005. In such letter, you requested that we amend our filing and respond to comments within 10 business days or advise when a response would be provided. Due to our apparent mishandling of your letter, Mr. Brian Jennings, Chief Financial Officer, did not receive the letter until today, May 30, 2006.
Therefore, we request an extension of the original response time, so that our response is due within 10 business days from today, May 30, 2006.
Thank you for your consideration of this request, and we apologize for any inconvenience this may cause.
Sincerely,
/s/ Danny J. Heatly
Danny J. Heatly
Vice President — Accounting

cc:	H. Roger Schwall, Assistant Director — SEC

Brian J. Jennings, CFO — Devon